
May 31, 2024

William Matthews
Chief Financial Officer
SouthState Corporation
1101 First Street South, Suite 202
Winter Haven, FL 33880

> **Re: SouthState Corporation**
> **Forms 8-K and 8-K/A**
> **Filed February 9, 2024 and March 29, 2024**
> **File No. 001-12669**

Dear William Matthews:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K filed February 9, 2024

Item 1.05. Material Cybersecurity Incidents, page 1

1. We note the statement that you experienced a cybersecurity incident in your Form 8-K filed on February 9, 2024. Please advise us as to why you determined to file under Item 1.05 of Form 8-K given the statement that the incident had not had a material impact on your operations, and you had not determined it was reasonably likely to materially impact your financial condition or results of operations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Susan Block at 202-551-3210 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance